FORM RW

                           World Roller Alliance, Inc.
                                3650 SW 10 Street
                                    Suite 14
                         Deerfield Beach, Florida 33442

September 5, 2002

United States Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549

Re:      World Roller Alliance, Inc. ("the Company") - File No. 333-73956

Dear Sir or Madam:

The Company hereby requests withdrawal of its Form SB-2 Registration Statement filed on November 23, 2001, and amended on May 24, 2002, July 10, 2002, and July
30, 2002. We request this withdrawal because we do not intend to pursue the proposed registration of the shares as presented in the Form SB-2. Please be advised that no offers or sales will be made pursuant to the Form SB-2.

Please direct all communications and correspondence to our new attorneys:
         Brenda Lee Hamilton
         Hamilton, Lehrer & Dargan, P.A.
         2 E. Camino Real, Suite 202
         Boca Raton, Florida 33432
         Phone: (561) 416-8956
         Fax:   (561) 416-2855

Sincerely yours,

/s/Patrick Schaefer
Patrick Schaefer
Chairman of the Board and Chief Executive Office